UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 11, 2026

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-12957 (Commission File Number)	22-2372868 (IRS Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey (Address of principal executive offices)	07016 (Zip Code)

(732) 980-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On February 11, 2026, Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”) announced that the requisite number of consents had been received from its stockholders for its previously announced consent solicitation (the “Consent Solicitation”) to approve:

(i)	an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Enzon Charter,” and such amendment, the “Enzon Charter Amendment”) to effect the consolidation of the issued and outstanding shares of the Company’s common stock, $0.01 par value per share (the “Enzon Common Stock”) at a ratio of 1 for 100 (the “Reverse Stock Split” and, such proposal, the “Reverse Stock Split Proposal”); and

(ii)	the adoption of the Agreement and Plan of Merger, dated as of June 20, 2025, by and among Enzon, Viskase Companies, Inc., and EPSC Acquisition Corp. (the “Original Merger Agreement”), as amended by the First Amendment to the Agreement and Plan of Merger, dated as of October 24, 2025 (the “Merger Agreement Amendment,” and, together with the Original Merger Agreement, the “Merger Agreement”) (the “Merger Proposal” and, together with the Reverse Stock Split Proposal, the “Enzon Proposals”), as described in the Company’s prospectus/consent solicitation/offer to exchange, dated January 28, 2026, as filed with the Securities and Exchange Commission on January 28, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”).

The Reverse Stock Split Proposal was approved by stockholders holding 40,993,338 shares of Enzon Common Stock or 55.2% of the issued and outstanding shares of Enzon Common Stock.

The Merger Proposal was approved by stockholders holding 42,350,448 shares of Enzon Common Stock or 57.1% of the issued and outstanding shares of Enzon Common Stock.

A sufficient number of Enzon’s stockholders consented to approve the Enzon Proposals as of 8:00 a.m., Eastern Time, on February 11, 2026. As a result, the Consent Solicitation, and the period during which consents could be revoked, concluded as of 8:00 a.m., Eastern Time, on February 11, 2026.

The Enzon Proposals were approved by the requisite vote of a majority of the outstanding shares of Enzon Common Stock as of January 29, 2026, which was the “Record Date” for the Consent Solicitation. As of the Record Date, there were 74,214,603 shares of Enzon Common Stock outstanding and entitled to vote. The closing of the transactions contemplated by the Merger Agreement are subject to satisfaction or waiver of the remaining conditions to closing set forth in the Merger Agreement. The Enzon Proposals and the conditions to the closing of the transactions subject to the Merger Agreement are described in more detail in the Prospectus/Consent Solicitation/Offer to Exchange.

Important Information About the Merger and Where to Find It

In connection with the proposed transactions between Enzon and Viskase, Enzon filed a registration statement on Form S-4 with the SEC that contains a prospectus, consent solicitation statement and offer to exchange (the “Registration Statement”). The Registration Statement includes financial information regarding the combined company. This communication is not a substitute for the Registration Statement or any other documents that Enzon may file with the SEC or that Enzon or Viskase may send to their respective stockholders in connection with the transactions contemplated by the Merger Agreement.

You may obtain free copies of the Registration Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The Registration Statement is available free of charge on Enzon’s website at https://www.enzon.com.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Enzon and Viskase, the ability to consummate the proposed transaction, and the ability to quote the common stock of the combined company on the “OTCQB” tier of the OTC market of the OTC Markets Group, Inc. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions, among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain the necessary approvals for the proposed transaction; (ii) uncertainties as to the timing of the consummation of the proposed transaction, including timing for satisfaction of the closing conditions, and the ability of each of Enzon and Viskase to consummate the proposed transaction; (iii) the ability of Viskase to timely deliver the financial statements required by the Merger Agreement, as amended; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Enzon, Viskase or their respective officers or directors; (vi) possible disruptions from the proposed transaction that could harm Enzon’s or Viskase’s respective businesses; (vii) the ability of Viskase to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Enzon’s or Viskase’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Enzon’s or Viskase’s ability to pursue certain business opportunities or strategic transactions; (xi) the exchange ratio and relative ownership levels as of the closing of the transactions contemplated by the Merger Agreement, as amended; (xii) estimates regarding future revenue, expenses, and capital requirements following the closing of the transactions contemplated by the Merger Agreement, as amended; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, trade wars, or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other risks and uncertainties, including those that are set forth in the Registration Statement under the heading “Risk Factors”, in Enzon’s periodic public filings with the SEC, and in Viskase’s annual and quarterly reports posted to Viskase’s website. Enzon and Viskase can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Enzon, nor Viskase undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)
Date: February 11, 2026
	By:	/s/ Richard L. Feinstein
	Name:	Richard L. Feinstein
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary